May 17, 2005


By U.S. Mail

Mr. Man Keung Wai, Chief Executive Officer
CHINAWE.COM, INC.
Room 7, 13/F, Block A
Fuk Keung Industrial Building
66-68 Tong Mi Road
Kowloon, Hong Kong

	Re:	Chinawe.com, Inc.
Annual Report on Form 10-KSB (fiscal year ended December 31, 2004)
		Filed: April 14, 2005
		File No. 0-29169

Dear Mr. Wai:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in an amendment to the December 31, 2004 Annual Report on Form 10-
KSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within ten (10) business days from the date of this
letter, and an amendment to the Form 10-KSB should be filed within
15
business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





May 17, 2005

Mr. Man Keung Wai
Chinawe.com, Inc.
Page 2


FORM 10-KSB (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis

Year Ended December 31, 2004 Compared to the Year Ended December
31,
2003, page 5

1. Please reclassify the amount of fiscal year 2004 `write-back of rental expenses overprovided` from non-operating income to inclusion within `operating expenses` on the statements of operations or supplementally support your current presentation. Also provide an explanation as to the facts and circumstances that resulted in rental expense being overprovided in the previous year.

Liquidity and Capital Resources, page 6

2. Disclose whether or not you have any available credit facilities or any commitments from shareholders, directors or officers to provide advances, loans or other financing to you. In this regard, we note from the financial statements that related parties have provided you with advances to finance your operations. Please provide discussion of the dependence on this source of financing.

Financial Statements

Note 2 (a)  Basis of Accounting, page F-6

3. We see that you are a domestic issuer, incorporated in California.
Domestic registrants must report in US dollars unless they are organized under laws of a foreign country. Please revise your financial statements accordingly or advise.


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



May 17, 2005

Mr. Man Keung Wai
Chinawe.com, Inc.
Page 3


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

c/o:	Mr. Joel I. Frank, Esq.
	Hartman & Craven LLP
	via Facsimile (212) 688 - 2870
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